Exhibit 1.02 Conflict Minerals Report

Becton, Dickinson and Company has included this Conflict Minerals Report as an exhibit to its Form SD for 2013, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 30, 2014.

Unless the context indicates otherwise, the term “BD” refers to Becton, Dickinson and Company and its consolidated subsidiaries. The “Conflict Minerals Rule” refers to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Overview

We are subject to the Conflict Minerals Rule because, for 2013, certain of the raw materials and components contained in some of the products that we manufactured or contracted to manufacture contained Conflict Minerals that were necessary to the functionality or production of the products.

For a discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended September 30, 2013. The information contained in our Annual Report is not incorporated by reference into this Conflict Minerals Report or the Form SD to which it is an exhibit and should not be considered part of this Conflict Minerals Report or the Form SD.

Many of our products do not contain any Conflict Minerals or are otherwise not in-scope for purposes of our Conflict Minerals Rule compliance. Notwithstanding our due diligence efforts, for 2013, we were unable to determine the origin of the necessary Conflict Minerals contained in our in-scope products. Based on our due diligence conducted to date, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Conflict Affected Region. The current “Conflict Affected Region” is defined as the Democratic Republic of the Congo and its adjacent countries, which include Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

In-scope product information in respect of 2013 is described under “Product Information; Additional Risk Mitigation Efforts” below.

Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

Due Diligence Measures Undertaken

BD performed the due diligence measures discussed below. The due diligence comprised all five steps of the OECD Guidance.

Establishment of Conflict Minerals Compliance Team

We established a centralized Conflict Minerals Team (the “Core Team”) to provide cross-functional oversight for the BD Conflict Minerals Program. The Core Team was comprised of representatives from Global Procurement, the Office of Global Sustainability, the Law Group, Regulatory Affairs, and all BD business units. The Core Team was led by a Program Leader with support and oversight from the Vice President of Supply Base Compliance, the Executive Leader.

We also established a Conflict Minerals Steering Team (the “Steering Team”) responsible for overseeing the compliance activity while engaging with functional leadership around progress, reviewing and approving internal and external policy language, and collaborating with necessary third-party resources. The Steering Team consisted of the Program Leader, Executive Leader, and representatives from Finance, Internal Audit, the Law Group, Regulatory Affairs, and Global Procurement.

Our compliance efforts were supplemented by specialist outside counsel.

Communication of BD’s Conflict Minerals Program and Training

We communicated to other relevant BD associates our commitment to comply with the Conflict Minerals Rule in writing and through in-person training sessions, and other live communications. In addition, the Core Team, the Steering Team and other relevant BD associates were educated on the Conflict Minerals Rule and our compliance program.

In conjunction with BD associate training, we provided applicable suppliers and subcontractors with an overview of the Conflict Minerals Rule and BD’s commitment to comply with the Rule. BD communicated with suppliers in writing and through in-person meetings, and other live communications.

Participation in Multi-Stakeholder Initiatives

We will be a member of the Global e-Sustainability Initiative, or GeSI, for 2014.

Data Storage and Retention

BD utilized an internal database for the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions. As contemplated by the OECD Guidance, we intend to maintain these records for at least five years.

Identification, Assessment and Internal Reporting of Supply Chain Risk

As part of our assessment of supply chain risk relating to Conflict Minerals sourcing, we determined which of our products were in-scope for purposes of the Conflict Minerals Rule. Technical personnel within each of our business units reviewed the raw materials used at each of our manufacturing sites to identify the potential presence of Conflict Minerals. The participants included personnel from Engineering, Manufacturing, Procurement, and Research and Development for each business unit. Raw materials suppliers that were determined to have provided us with in-scope materials were requested to complete an EICC-GeSI Conflict Minerals Reporting Template (“Conflict Minerals Reporting Template”) containing questions on the source of the Conflict Minerals in the materials they supplied to us and their compliance activities.

We also contacted suppliers of finished goods, contract manufacturers and production materials suppliers (“Direct Materials Suppliers”) as part of our scoping process. We requested all Direct Materials Suppliers to provide us with a completed Conflict Minerals Reporting Template.

If a supplier did not respond to our request within the requested time frame, we followed up with the supplier by phone or email. Suppliers who continued to be unresponsive after multiple requests were escalated to Global Procurement for further follow-up.

Upon receiving a Conflict Minerals Reporting Template from a supplier, we reviewed the response for completeness and consistency with other information known to us concerning the particular supplier and product sourced from the supplier. We followed up with suppliers that did not fully complete the Conflict Minerals Reporting Template or that submitted a response that we determined contained errors or inaccuracies. If a supplier did not fully complete the Conflict Minerals Reporting Template or if we determined that the response contained errors or inaccuracies, we requested the supplier to submit a revised response.

Based on the information furnished by suppliers and other information known to us, we assessed the risks of adverse impacts. The Steering Team reported the findings of its supply chain risk assessment to our Compliance and Ethics Committee on a regular basis.

We determine on a case-by-case basis the appropriate mitigation strategy for any identified risks. Potential outcomes under our risk mitigation strategy include continuing to work with the supplier while risks are addressed or suspending or terminating the relationship with the supplier. Under our risk mitigation strategy, to the extent that risks that require mitigation are identified, we will adopt procedures for monitoring and tracking the performance of the risk mitigation efforts and for reporting these efforts back to appropriate senior oversight personnel. Under our procedures, we also will undertake additional fact and risk assessments, as determined by the Steering Team, for risks that require mitigation or after a change of circumstances. To mitigate the risk that our necessary Conflict Minerals finance or benefit armed groups, we also intend to engage in the additional measures discussed under “Product Information; Additional Risk Mitigation Efforts” below.

Product Information; Additional Risk Mitigation Efforts

For 2013, we initially considered all of our products to be potentially in-scope since we were not able to trace purchased components and raw materials to individual products or product categories.

Due to the challenges of tracing a multi-tier supply chain, for 2013 we were unable to determine the smelters or refiners or countries of origin of the necessary Conflict Minerals contained in each of our in-scope products that we manufactured or contracted to manufacture.

We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that suppliers provide us with a completed Conflict Minerals Reporting Template. Where a smelter or refiner was identified, we then reviewed information made publicly available by the Conflict-Free Sourcing Initiative or other publicly available information, in each case to the extent available, to try to determine the mine or location of origin.

Risk Mitigation Efforts After the End of the Period Covered by This Report

Since the end of the period covered by this report, we have taken the following additional steps to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products benefit armed groups:

1.	We adopted a policy for the supply chain of Conflict Minerals (the “Conflict Minerals Policy”). We communicated the policy internally to relevant personnel in writing. In addition, the Conflict Minerals Policy was posted on our website. For the Conflict Minerals Policy, see the Form SD to which this Conflict Minerals Report is an exhibit.

2.	We implemented a grievance mechanism in the Conflict Minerals Program.

We intend to take the following additional steps to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products finance or benefit armed groups:

1.	Update training information for relevant BD associates and applicable suppliers and subcontractors.

2.	Integrate procedures relating to Conflict Minerals sourcing into our Supplier Management Procedures for both new and existing suppliers.

3.	Engage with suppliers that provided incomplete responses or that did not provide responses for 2013 to ensure they provide requested information for 2014.

4.	Monitor and encourage the continuing development and progress of traceability measures at suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

All of the foregoing steps are in addition to the steps that we took for 2013, which we intend to continue to take in 2014 to the extent applicable.